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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66462

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JTa Securities Management Inc. dba Titan Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6100 Tennyson Pkwy Ste 240
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel LeGaye	281-367-2454	dan.legaye@legayelaw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 N. St. Paul, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Brooks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JTa Securities Management Inc. dba Titan Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ABIGAIL DEMERS
Notary Public, State of Texas
Comm. Expires 04-12-2025
Notary ID 133029532

Notary Public

Signature: [signature]

Title: President and Chief Executive Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2022

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Stockholders of
JTa Securities Management, Inc. dba Titan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JTa Securities Management, Inc. dba Titan Securities, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2020.

Dallas, Texas
March 27, 2023

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2022

ASSETS

Assets	
Cash and cash equivalents	$ 296,612
Deposits with clearing firm	50,000
Due from broker	4,997
Receivables from broker dealer	124,389
Property and equipment, net of accumulated depreciation of $49,703	11,010
Prepaid expenses	91,583
Total assets	$ 578,591

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 150,304
Commission payable	69,471
Total liabilities	219,775
Stockholders' equity	
Common stock, 10,000,000 shares authorized, $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	437,010
Distributions	(775,993)
Retained earnings	697,749
Total stockholders' equity	358,816
Total liabilities and stockholders' equity	$ 578,591

The accompany notes are an integral part of these financial statements.

JT a SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2022

Revenues

Commissions on private placements	$ 9,044,308
Distribution fees	278,995
Commission income	478,752
Advisory fees	942,944
Other revenue	356,270
Total Revenues	11,101,269

Expenses

Compensation and benefits	1,335,838
Commission and clearance paid other brokers	7,574,466
Communications	104,232
Occupancy and equipment costs	96,102
Regulatory fees and expenses	376,635
Insurance expense	56,352
Professional fees	838,083
Other expenses	218,520
Total Expenses	10,600,228
Income before income taxes	501,041
Provision for income taxes	1,223
Net income	$ 499,818

The accompany notes are an integral part of these financial statements.

JT a SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2021	5,000	$ 50	$ 232,010	$ 197,931	$ 429,991
Capital distributions	-	-	(570,993)	-	(570,993)
Net income	-	-	-	499,818	499,818
Balances at December 31, 2022	5,000	$ 50	$ (338,983)	$ 697,749	$ 358,816

The accompanying notes are an integral part of these financial statements.

JT a SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	499,818
Adjustments to reconcile net income to net cash		
provided (used in) by operating activities:		
Depreciation		4,227
Change in operating assets and liabilities:		
Decrease in receivable from broker-dealer		62,289
Increase in deposits with clearing firm		(39)
Decrease in prepaid expenses		52,471
Decrease in employe advances		9,000
Increase in accounts payable		26,887
Decrease in commissions payable		(55,688)
Net cash provided by operating activities		598,965
Cash flows from investing activities		
Plant and equipment		(9,061)
Net cash used in investing activities		(9,061)
Cash flows from financing activities		
Capital distributions		(570,993)
Net cash used in financing activities		(570,993)
Net increase in cash and cash equivalents		18,911
Cash and cash equivalents at beginning of year		277,701
Cash and cash equivalents at end of year	$	296,612
Supplemental schedule of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

JTa Securities Management, Inc. DBA Titan Securities ("Company"), a wholly owned subsidiary of American Capital Securities, Inc. ("Parent"), was incorporated under the laws of the State of California. The Company has one office in Addison, Texas and serves customers throughout the United States.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k)(2)(ii) whereby all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of the Rule, the Company executes all of its customers' transaction on a fully disclosed basis, through an unaffiliated broker-dealer, which carries the accounts and securities of the Company's customers.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representative as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are carried at cost less accumulated depreciation. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of three to seven years.

Other receivables consist primarily of commissions receivable related to the sale of private placements and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Note 1 -   Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

From time to time the Company has cash balances in excess of federally insured limits, and as such, the amounts of cash in excess of federally insured limits may be at risk of loss in the event of insolvency of the financial institution where the funds are deposited.

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from contracts with customer includes commissions, distribution fees, commissions on private placements, advisory fees and other miscellaneous fees earned. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied to future events.

The Company has five primary lines of business: (1) commissions (2) distribution fees, (3) commissions on private placements, (4) advisory fees, and (5) miscellaneous fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Note 1 - Summary of Significant Accounting Policies, continued

1.   Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2.   Distribution fees consist of mutual funds, insurance and annuity products. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

3.   Commissions on private placements. Revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

4.   Advisory fees. The Company provides investment advisory services for its customers on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 1 - Summary of Significant Accounting Policies, continued

5.   Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. The Company also receives fees from its vendors and suppliers to help defray certain costs associated with the Company's operations and ongoing continuing educational programs. For example, in 2022, the Company received $247,500 which was used to defray some of the costs of the Company's annual sales conference. The performance obligations are satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The resulting difference between cost and market (or fair value) is included in income. The economic conditions which affect the Company's operations are related to the overall strength of the financial markets.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, The Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2022, the Company had net capital of approximately $130,836 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.68 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

Note 3 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 37,030
Art	13,533
Property	10,150
Less: accumulated depreciation	(49,703)
	$ 11,010

Depreciation expense for the year ended December 31, 2022 was $4,227 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Related Party Transactions

The Company and various entities are under common control and the existence of that common control creates operating results and financial position significantly different than if the companies were autonomous.

During the year the Company earned $607,600 in commission income from the sale of investments in real estate partnerships from related entities under common control.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of December 31, 2022, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company's business subjects it to various claims and other proceedings in the ordinary course of business. As of December 31, 2022 the Company had various open arbitrations which cannot be readily determined at this time.

The Company is a defendant in a proceeding initiated by FINRA. During the year, an arbitration panel granted FINRA a fine against the firm in the amount of $100,000 which has been recorded in accrued expenses. FINRA appealed this finding. The appeal hearing was held in October 2022. No decision has been rendered as of the date of audit issuance.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2022

Schedule I

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 358,816
Deductions and/or charges		
Less non-allowable assets:		
Commissions receivable	$ (120,391)	
Prepaid expenses	(91,583)	
Due from broker	(4,996)	
Property and equipment, net	(11,010)	
	(227,980)	
Net capital before haircuts on securities positions		130,836
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		
Net Capital		$ 130,836

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable		$ 150,304
Commission payable		69,471
Total aggregate indebtedness		$ 219,775

Page 13

Schedule I (continued)

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	14,652
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Net capital requirement (greater of above two minimum requirement amounts)		50,000
Net capital in excess of required minimum	$	80,836
Ratio: Aggregate indebtedness to net capital		1.68 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c-3 by relaying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2022

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Stockholders of
JTa Securities Management, Inc. dba Titan Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which JTa Securities Management, Inc. dba Titan Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) underwriter or selling group participant (2) acting as a mutual fund retailer (3) broker or dealer selling variable life insurance or annuities (4) solicitor of time deposits in a financial institution (5) investment advisory services (6) broker or dealer selling tax shelters or limited partnerships in primary distributions (7) private placements of securities (8) Other – Hedge Funds, REITs throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) underwriter or selling group participant (2) acting as a mutual fund retailer (3) broker or dealer selling variable life insurance or annuities (4) solicitor of time deposits in a financial institution (5) investment advisory services (6) broker or dealer selling tax shelters or limited partnerships in primary distributions (7) private placements of securities (8) Other – Hedge Funds, REITs and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, Texas
March 27, 2023

JTa Securities Management, Inc. dba Titan Securities, Inc.
6100 Tennyson Pkwy Ste 240, Plano, TX 75024
972-980-5920

Exemption Report

JTa Securities Management, Inc. dba Titan Securities, Inc. Exemption Report

JTa Securities Management, Inc. dba Titan Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions
of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) underwriter or selling group participant (2) acting as a mutual fund retailer (3) broker or dealer selling variable life insurance or annuities (4) solicitor of time deposits in a financial institution (5) investment advisory services (6) broker or dealer selling tax shelters or limited partnerships in primary distributions (7) private placements of securities (8) Other - Hedge Funds, REITs.

(4) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not cany PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

JTa Securities Management, Inc. dba Titan Securities, Inc

I, Brad Brooks, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.



Brad Brooks
President and Chief Executive Officer
January 10, 2023